Quantum Capital, LLC
1911 Hillandale Road
Ste 1020
Durham, NC 27705-2666


February 5, 2016

**Exemption Report**

RE: Quantum Capital, LLC. year end 2015 Certified Audit

Quantum Capital, LLC. is operating under the (k)(2)(I) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The broker dealer does not hold customer securities or take in any customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X _____

Scott Syphers
CCO